SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment #2)*


                             Family Golf Center, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    30701A106
                                 (CUSIP Number)

    October 31, 1999 (Date of Event  Which  Requires  Filing of this Statement)
               Check the  appropriate  box to designate the rule
             pursuant to which this schedule is filed:
                                (X) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

------------------------------------------------------------
1)       Name of Reporting Person           SAFECO Common Stock Trust
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
---------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group             ___________________________
         (See Instructions)                 (b)
---------------------------------------------------------------
3)       SEC Use Only
---------------------------------------------------------------
4)       Citizenship or Place of             State of Delaware
         Organization
---------------------------------------------------------------
Number of       (5) Sole Voting
Shares Bene-         Power                   0
ficially
Owned by       ___________________________________________________
Reporting       (6) Shared Voting            0
Person With         Power
                  ---------------------------------------------------
                (7) Sole Disposi-
                      tive Power             0
                  ---------------------------------------------------
                (8) Shared
                    Dispositive              0
                    Power
___________________________________________________________
9)       Aggregate Amount Bene-              0
         ficially Owned by
         Reporting Person
---------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
---------------------------------------------------------------
11)      Percent of Class
         Represented by Amount              0.00%
         in Row 9
---------------------------------------------------------------
12)      Type of Reporting Person           IV
         (See Instructions)

-------------------------------------------------------------
 1)      Name of Reporting Person           SAFECO Asset Management
         S.S. or I.R.S. Identifica-               Company
         tion No. of Above Person
---------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group            ___________________________
         (See Instructions)                 (b)
---------------------------------------------------------------
3)       SEC Use Only
---------------------------------------------------------------
4)       Citizenship or Place of             State of Washington
         Organization
---------------------------------------------------------------
Number of       (5) Sole Voting
Shares Bene-         Power                  0
ficially           ___________________________________________________
Owned by        (6) Shared Voting
Reporting              Power                0
Person With       ___________________________________________________
                (7) Sole Disposi-
                     tive Power             0
---------------------------------------------------
                (8) Shared Dispositive Power  0
--------------------------------------------------------------
9)       Aggregate Amount Bene-             0
         ficially Owned by
         Reporting Person
---------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
---------------------------------------------------------------
11)      Percent of Class Represented
         by Amount in Row 9                 0.0%
---------------------------------------------------------------
12)      Type of Reporting Person           IA
         (See Instructions)

---------------------------------------------------------------
1)       Name of Reporting Person           SAFECO Corporation
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
---------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group              ___________________________
         (See Instructions)                 (b)
---------------------------------------------------------------
3)       SEC Use Only
---------------------------------------------------------------
4)       Citizenship or Place of             State of Washington
         Organization

---------------------------------------------------------------
Number of       (5) Sole Voting
Shares Bene-         Power                  0
ficially           ___________________________________________________
Owned by        (6) Shared Voting
Reporting              Power                0
Person With       ___________________________________________________
                (7) Sole Disposi-
                    tive Power              0
                  ---------------------------------------------------
                (8) Shared
                     Dispositive Power      0
---------------------------------------------------------------
9)       Aggregate Amount Bene-             0
         ficially Owned by
         Reporting Person
---------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
---------------------------------------------------------------
11)      Percent of Class Represented
         by Amount in Row 9                 0.0%

---------------------------------------------------------------
12)      Type of Reporting Person           HC
         (See Instructions)

Item 1(a).        Name of Issuer:  See front cover

Item 1(b).        Address of Issuer Principal Executive Offices:

                  225 Broadhollow Road, Melville, NY 11747

Item 2(a).        Name of Person(s) Filing:  See Item 1 on cover page (pp 2-4).

Item 2(b).        Address of Principal Business Office or, If None, Residence:

                  SAFECO Common Stock Trust: 10865 Willows Road NE, Redmond, WA 98052

                  SAFECO Corporation:  SAFECO Plaza, Seattle, WA  98185

                  SAFECO Asset Management Company: 601 Union Street, Suite 2500, Seattle, WA 98101

Item 2(c).        Citizenship:   See Item 4 on cover page (pp 2-4).

Item 2(d).        Title of Class of Securities:   See front cover page.

Item 2(e).        CUSIP Number:   See front cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the persons filing are:

         (a)      ( )Broker or Dealer registered under Section 15 of the Act.
         (b)      ( )Bank as defined in Section 3(a)(6) of the Act.
         (c)      ( )Insurance Company as defined in Section 3(a)(19) of the
                     Act.
         (d)      (X)Investment  Company registered under Section 8 of the
                     Investment Company Act of 1940.
         (e)      (X)Investment Advisor registered under Section 203 of the
                     Investment  Advisers Act of 1940.
         (f)      ( )Employee  Benefit Plan, Pension  Fund  which  is  subject to  provisions  of  Employee Retirement
                     Income Security Act of 1974 or Endowment Fund;
                     see Rule 13d-1(b)(1)(ii)(F).
         (g)      (X)Parent Holding Company in accordance with
                     Rule 13d-1(b)(ii)(G).
         (h)      ( ) Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.
         (i)      ( ) Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
         (j)      ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership:

                  Items (a) through (c): See items 1 and 5-11 of the cover pages (pp 2-5).

                  SAFECO Asset Management Company and SAFECO Corporation expressly declare that the filing of this statement on
                  Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

Item 5.  Ownership of 5% or Less of a Class:  This statement is filed to report that as of October 31, 1999, the reporting persons have ceased to be the beneficial owners of more than 5% of the common stock of Family Golf Centers, Inc.

Item 6.  Ownership of More than 5% on Behalf of Another Person:  Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
               Security Being Reported on by the Parent Holding Company.

                  SAFECO Asset Management Company is the subsidiary on which SAFECO Corporation is reporting as the parent holding company. SAFECO Asset Management Company is an investment adviser as specified in Item 12 on the cover page (p. 3).

Item 8.  Identification and Classification of Members of the Group.
                  Not applicable.

Item 9.  Notice of Dissolution of Group.  Not applicable.

Item 10.Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.















Exhibits.

                  The statement required by Rule 13d-1(f) is attached as Exhibit A.


Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 9, 1999                               SAFECO Corporation



                                                  By    /s/ Ronald L. Spaulding
                                                  Ronald L. Spaulding, Treasurer


                                                     SAFECO Common Stock Trust



                                                  By     /s/ Ronald L. Spaulding
                                                  Ronald L. Spaulding, Treasurer


                                                 SAFECO Asset Management Company



                                                     By   /s/ Neal A. Fuller
                                                      Neal A. Fuller, Secretary

                                    EXHIBIT A



Agreement for filing Schedule 13-G.

Pursuant to the requirements of Regulation 13d-1(d), SAFECO Corporation, SAFECO Asset Management Company, and SAFECO Common Stock Trust each agree that Schedule 13-G filed by them with regard to Emisphere Technologies' common stock is filed on behalf of each of them.


Date: November 9, 1999                               SAFECO Corporation



                                                    By   /s/ Ronald L. Spaulding
                                                  Ronald L. Spaulding, Treasurer


                                                     SAFECO Common Stock Trust



                                                    By   /s/ Ronald L. Spaulding
                                                  Ronald L. Spaulding, Treasurer


                                                 SAFECO Asset Management Company



                                                     By    /s/ Neal A. Fuller
                                                       Neal A. Fuller, Secretary